May 31, 2013

Kathryn McHale

Staff Attorney

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:  APEX 8 Inc.

Form 10-12(G)

Filed May 3, 2013

File No. 000-54949

Ms McHale:

This correspondence is in response to your letter dated May 30, 2013 in reference to our filing of the Form 10 filed May 3, 2013 on the behalf of APEX 8 Inc., File No. 000-54949.

Please accept the following responses and note that Registrant filed amended Form 10-12G on May 31, 2013.

Comment 1

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Answer: Registrant notes the Commission’s comment.

Comment 2

Prior Blank Check Company Experience, page 17

2. Please update your disclosure on page 18 regarding Apex 6 Inc. for matters disclosed in the Form 8-K filed by Apex 6 on May 20, 2013. In particular, please disclose:

Whether Mr. Chiang has any continuing affiliation with Apex 6, such as an equity interest (disclose if he has no affiliation in any form whatsoever);

1

Whether any affiliate or third party was involved in Apex 6’s business combination (including any compensation received by such affiliate or party);

Whether Mr. Chiang received any compensation in connection with Apex 6’s business combination;

Whether the successor entity is currently a reporting company and, if so, whether it is timely in its obligations; and

Whether the successor entity has a public trading market for its securities.

Answer: The Prior Blank Check Company Experience section on page 17 has been amended as follows:

Mr. Chiang has does not in any form have any continuing affiliation with APEX 6 Inc. He does not hold any equity interest in APEX 6 Inc. There was no business combination between APEX 6 Inc and another entity; therefore, there was no affiliate or third party involvement and no compensation in connection with any business compensation by Mr. Chiang. APEX 6 Inc., continues to be a shell company, does not currently have a public trading market for its securities, and is currently a reporting company timely in its obligations.

APEX 6 Inc.	August 6, 2012	Effective August 17, 2012	000-54777	On May 13, 2013, APEX 6 Inc was sold to Eric B. Holdings Inc for $28,000.	Richard Chiang served as president, chief executive officer and as director until the closing of the share exchange transaction with Eric B. Holdings Inc at which time he resigned

Comment 3

Prior Blank Check Company Experience, page 17

3. Further, disclose whether Apex 6 continues to be a shell company.

Answer: APEX 6 Inc., continues to be a shell company, does not currently have a public trading market for its securities, and is currently a reporting company timely in its obligations.

2

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President

3